Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

CASCADES FINALIZES THE SALE OF ITS NEW YORK PLANT

KINGSEY FALLS, QC, January 31, 2018 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue products, announced that it has completed the sale of the building and land of its Maspeth plant, located in the state of New York, for US$72 million.

The Company accepted an offer from a private buyer and will continue to use the facility until December 31, 2018, the date the plant is scheduled to close.

Last August, as part of the modernization and optimization of its operations in the Northeastern U.S., Cascades announced that it had decided to shut down the Maspeth packaging plant due to the physical limitations of the site. The volumes will be progressively redeployed to other Cascades units over the course of the year. Charles Malo, President and Chief Operating Officer of Cascades Containerboard Packaging, noted “The reorganization of our activities in the region will be done gradually to ensure a smooth transition for our customers, thus continuing to reinforce our commitment and ability to act as a preferred partner in their ongoing development.”

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs 11,000 women and men, who work in more than 90 production units across North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

819-363-5164

hugo_damours@cascades.com

Investors:

Jennifer Aitken, MBA

Director, Investor Relations

Cascades Inc.

514-282-2697

jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades

RECOVERY + PAPER + PACKAGING	cascades.com